SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-8519

CINCINNATI BELL

RETIREMENT SAVINGS PLAN

CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 30, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio June 27, 2007

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(DOLLARS IN THOUSANDS)

	December 30,
	2006	2005
Investments
Investment in Master Trust	$152,179	$135,206
Participant loans	2,054	1,939

Net assets available for benefits at fair value	154,233	137,145
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	181	246

Net assets available for benefits	$154,414	$137,391

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2006

(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2005	$137,391
Contributions:
Employee	7,566
Employer	3,187

Total contributions	10,753

Investment income:
Investment income from Master Trust	22,190
Interest on participant loans	138

Total investment income	22,328

Transfers from other Company-sponsored plans, net	600

Distributions:
Benefits paid to participants	16,642
Administrative expense paid by the Plan	16

Total distributions	16,658

Net increase in assets available for Plan benefits	17,023

Net assets available for benefits as of December 30, 2006	$154,414

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to all salaried employees of the Company (“eligible employees”) who are not hourly employees. Hourly employees who are represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression are generally ineligible for the Plan. In addition, certain other classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are also ineligible to participate in the Plan.

These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Eligible employees must refer to the Plan documents and to the summary plan description for further details of the Plan.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The financial statements of the Plan are prepared under the accrual method of accounting. The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

As of December 30, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAGINV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Benefit Contribution Health and Welfare and Pension Plans.” The Staff Position requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The Staff Position was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 30, 2005.

b.	Employee Contributions: The Plan generally permits each eligible employee to contribute for each pay period, in before-tax dollars, any amount that is a whole percent up to a certain percentage limit (75% for the plan year ended December 30, 2006), of his or her compensation (as defined in and subject to the rules of the Plan). An eligible employee’s compensation for each plan year is only considered up to a certain legal limit, which was $210,000 for the plan year ended December 30, 2006. Prior to December 20, 2004, the Plan also accepted after-tax contributions.

The amount of an eligible employee’s contributions for any calendar year generally cannot exceed a legal limit ($15,000 for 2006). If the employee is age 50 or older by the end of the calendar year, the employee is also allowed to make additional before-tax contributions up to a legal limit ($5,000 for 2006).

An eligible employee’s contributions to the Plan are allocated to the employee’s account under the Plan (“Plan account”), and an eligible employee is always fully vested in the part of the Plan account attributable to his or her own contributions.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

An eligible employee is generally not subject to federal income tax on the amount of his or her contributions to the Plan or on the Plan’s earnings on those contributions until the amounts are distributed to the employee from the Plan.

c.	Employer Contributions: Under the current terms of the Plan, the Company makes matching contributions in an amount, for each pay period, equal to the sum of: (i) 100% of the portion of the employee’s contributions to the Plan for such pay period that are not in excess of 3% of his or her plan compensation for such pay period, and (ii) 50% of the portion of his or her contributions for such pay period that are in excess of 3% but not in excess of 5% of the employee’s plan compensation for that pay period. Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the eligible employees’ related contributions are made.

The Company’s matching contributions for an eligible employee are allocated to his or her Plan account. In general, an eligible employee is fully vested in the Company’s matching contributions.

The Company may determine, at its sole discretion, whether it shall contribute to the Plan an additional amount for any plan year, and, if so, the amount of the contribution. No such contribution has ever been made by the Company for any plan year. Any such contribution that is made by the Company shall be allocated to employees who are employed by the Company on the last day of the plan year, in proportion to each eligible employee’s plan compensation for the plan year.

An eligible employee is generally not subject to federal income tax on the amount of the matching contributions or on the Plan’s earnings on these contributions until the amounts are distributed to the employee from the Plan.

d.	Rollovers: An eligible employee may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan that the employee is entitled to receive, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions made to the Plan by an eligible employee are allocated to his or her Plan account. An eligible employee is always fully vested in the part of his or her Plan account attributable to rollover contributions.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions or on the Plan’s earnings on the rollover contributions until the amounts are distributed to the employee from the Plan.

e.	Employee-Directed Investments: An eligible employee can specify the manner in which contributions made by or for the employee to the Plan shall be invested in the available funds under the Plan (see Note (1)h below), and may elect to change the funds to which future contributions are allocated and transfer amounts held under his or her Plan account from one fund to another.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

f.	Distributions to Participants: An eligible employee may receive all or a portion of his or her Plan account while employed by the Company only in certain circumstances.

In general, an eligible employee, while still employed by the Company, may withdraw, for any reason, the part of his or her Plan account attributable to the Company’s matching contributions made for plan years that ended before December 31, 2000, after-tax contributions and rollover contributions;

However, if the employee withdraws after-tax contributions that have received a matching contribution from the Company and were contributed in the plan year of the withdrawal and/or either of the two immediately preceding plan years, the employee will be suspended from making any contributions to the Plan for six months after the withdrawal.

Further, an eligible employee, while still employed by the Company, can withdraw amounts from the portion of his or her Plan account that is attributable to before-tax contributions if the withdrawal is required by reason of the employee’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals (except that any hardship withdrawal may not include the earnings on his or her before-tax contributions that were allocated after December 31, 1988) or if the eligible employee has reached at least age 59 1/2.

Other than for the withdrawals described above, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death.

If the value of the employee’s Plan account is $1,000 or less, the employee’s account can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the employee after the employee’s employment with the Company ends for any reason other than death.

g.	Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to an eligible employee is $1,000, while the maximum amount cannot exceed the lesser of (1) 50% of the vested balance of the employee’s Plan account excluding the amount of such account that is attributable to the employee’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two immediately preceding plan years, and income earned after 1988 on the employee’s before-tax contributions or (2) $50,000 reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Company during the one year period preceding the new loan date.

The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee. In general, a loan rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2006, interest rates on loans made under the Plan ranged between 5.0% and 10.5% per annum. Additionally, the participant pays administrative fees to Fidelity, as the Plan’s trustee, for processing a new Plan loan (for the plan year ended December 30, 2006, a $35 origination fee plus a $15 annual maintenance fee for the life of the loan).

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by up to 50% of the employee’s Plan account. The minimum term of any loan to an eligible employee is 6 months, and the maximum term of a loan is 60 months. However an eligible employee may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the employee with funds to purchase his or her primary residence.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

h.	Investments: As of December 30, 2006, the following investment funds were available for the investment of future contributions under the Plan:

•	American Funds EuroPacific Growth Fund

•	American Funds Fundamental Investors Fund (1)

•	Artisan Small-Cap Value Fund (1)

•	Cincinnati Bell Inc. Common Stock Fund (2)

•	Fidelity Equity Income Fund (1)(2)

•	Fidelity Freedom 2020 Fund (1)(2)

•	Fidelity Growth Company Fund (2)

•	Fidelity International Discovery Fund (2)

•	Fidelity Managed Income Portfolio II Fund (2)

•	Fidelity Mid-Cap Stock Fund (2)

•	Fidelity U.S. Bond Index Fund (2)

•	Fidelity U.S. Equity Index Commingled Pool Fund (2)

•	Harbor Capital Appreciation Fund (1)

•	Laudus Rosenberg US Small Cap Fund

•	Lord Abbett Mid-Cap Value Fund

•	UBS US Small Cap Growth Fund (1)

•	Vanguard Balanced Index Fund

(1)

Effective April 2, 2007, these investment options were no longer available for the investment of future contributions under the Plan. Effective May 1, 2007, balances in such investment options were transferred to pre-determined investment options.

(2)	Party-in-interest

In addition, as of December 30, 2006 and 2005, the Plan had investments in the Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares to the Company’s shareholders as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer their balances to other funds available under the Plan but cannot transfer or direct future contributions to the Convergys Corporation Common Stock Fund.

The Plan’s investments are stated at fair value. Each fund investment of the Plan is quoted in shares. Such shares are valued at quoted market prices, which generally represent the net asset value of shares in the applicable mutual or other fund. The values of the Plan's Cincinnati Bell and Convergys common stock funds were determined by the ending share values as last published by the New York Stock Exchange on December 30, 2006 and 2005. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Loans to participants made by the Plan were valued at the principal amount owed by the participants on December 30, 2006 and 2005.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.	Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by employees under the Plan are applied to reduce subsequent contributions of the Company to the Plan. During the plan year ended December 30, 2006, the Company’s contributions were reduced by an immaterial amount from forfeited non-vested amounts.

k.	Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

l.	Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Inc. Savings and Security Plan, or if a participant of the Cincinnati Bell Inc. Savings and Security Plan becomes a participant of the Plan, their Plan account balances are transferred to and assumed by the recipient plan. These transfers are included in “Transfers from other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

(2)	Interest in Master Trust

At December 30, 2006 and 2005, the Plan’s assets were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan, an additional plan sponsored by the Company.

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (collectively the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 30, 2006 and 2005, the Plan’s percentage of assets held in the Master Trust was 64% and 65%, respectively. The following table presents the fair value of the total investments held by the Master Trust, excluding participant loans, in which the Plan participates:

	December 30,
(dollars in thousands)	2006	2005
Mutual funds and commingled funds	$189,136	$169,394
Common shares of the Company	27,552	23,666
Common shares of Convergys Corporation	19,782	15,821

Net assets available to participating plans at fair value	236,470	208,881
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	306	419

Net assets available to participating plans	$236,776	$209,300

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During the plan year ended December 30, 2006, realized and unrealized gains and investment income on investments held by the Master Trust were as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$1,360	$10,983	$9,830
Common shares of the Company	945	5,861	5
Common shares of Convergys Corporation	495	6,594	2

	$2,800	$23,438	$9,837

The Plan’s portion of the gains on the Master Trust’s investments and investment income for the plan year ended December 30, 2006 was as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$890	$7,656	$6,786
Common shares of the Company	449	3,011	3
Common shares of Convergys Corporation	236	3,159	—

	$1,575	$13,826	$6,789

The Plan’s share of the investments held in the Master Trust as of December 30, 2006 and 2005 that individually represent 5 percent or more of the Plan’s net assets was as follows:

	December 30,
(dollars in thousands)	2006	2005
American Funds Fundamental Investors Fund	$19,226	$15,967
Fidelity Mid-Cap Stock Fund	16,024	14,682
Fidelity Managed Income Portfolio II Fund	15,255	16,776
Cincinnati Bell Inc. Common Stock Fund	14,109	11,755
American Funds EuroPacific Growth Fund	12,583	9,461
Fidelity U.S. Equity Index Commingled Pool Fund	11,234	10,529
Lord Abbett Mid-Cap Value Fund	10,021	10,588
Convergys Corporation Common Stock Fund	9,479	7,363
Fidelity Growth Company Fund	8,459	7,839
Fidelity U.S. Bond Index Fund	7,379	7,311

(3)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

The Plan was amended, effective December 31, 2005, to reflect certain changes made in the regulations of the Internal Revenue Service issued under sections 401(k) and 401(m) (and related sections) of the Internal Revenue Code, to clarify certain eligibility and other provisions of the Plan, and to reflect the merger of certain plans into the Plan.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Tax Status

The Internal Revenue Service issued on October 15, 2002 a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws, except for an administrative error that was discovered by the Company. The Plan Administrator is taking corrective action and the Plan’s management believes the Plan’s tax status will not be affected. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were not material.

The amount of common stock of Cincinnati Bell Inc., the Plan sponsor, held in the Master Trust for the Plan was 3,087,158 and 3,348,525 shares with a cost basis of $22,087,265 and $25,330,659 at December 30, 2006 and 2005, respectively.

(6)	Concentrations, Risks, and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell and Convergys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(7)	Contingencies – ERISA Settlement

Between November 18, 2002 and March 17, 2003, five putative class action lawsuits were filed against the Company (which was then named Broadwing Inc.) and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio, which cases were consolidated. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purported to be brought on behalf of the Plan, the Cincinnati Bell Inc. Savings and Security Plan, and a class of participants in the Savings Plans, generally alleged that the defendants breached their fiduciary duties under ERISA by improperly encouraging the Savings Plans’ participant-plaintiffs to elect to invest in the Company stock fund within the relevant plan and by improperly continuing to make employer contributions to the Company stock fund within the relevant plan.

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the “Agreement”) providing for the settlement of the consolidated case with no finding or admission of any wrongdoing by any of the defendants in the lawsuit. Under the Agreement, defendants were obligated to pay $11 million, which payment has been made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from, the class members. On March 13, 2006, the Court issued an order giving preliminary approval of the Agreement and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on June 22, 2006. On October 5, 2006, the Court issued a final order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Administrators, appointed by the plaintiffs’ counsel, will allocate the settlement proceeds (after deducting plaintiffs’ attorneys’ fees, the costs of an independent fiduciary employed to act on behalf of the Savings Plans, and the other costs of the administration of the Agreement) among persons who were in the class of persons on whose behalf the cases were purportedly brought based on a prescribed calculation in the Agreement. This calculation will be performed within 30 days of the Court’s final approval of the Agreement and accounted for each person’s individual share of the total loss of the Savings Plans arising from the investment in the Company’s stock (as such loss was determined and agreed to for purposes of the Agreement). Under the Agreement, each person will receive a percentage of the net settlement proceeds that was equal to his or her share of such total loss of the Savings Plans. The settlement proceeds will be paid directly to each person and not to the Savings Plans.

(8)	Subsequent Event

The Plan was amended, effective April 2, 2007, in order to provide for certain Plan participants (who generally are newly eligible to the Plan or in any event had no deferral agreement in effect under the Plan) to be automatically enrolled into the Plan. The participant shall be automatically enrolled to contribute 3% of covered compensation on a pre-tax basis which will be invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants who are automatically enrolled in the Plan may elect to discontinue participation in the Plan at any time.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2006	2005
Net assets available for benefits per financial statements	$154,414	$137,391
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(181)	(246)

Net assets available for benefits per the Form 5500	$154,233	$137,145

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 30, 2006
(dollars in thousands)
Investment income from Master Trust	$22,190
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2005	246
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2006	(181)

Net investment gain per the Form 5500	$22,255

CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AS OF DECEMBER 30, 2006)

FORM 5500 SCHEDULE H, LINE 4(i)

Issuer	Description of Investment	Fair Value
Participant Loans*	6 to 60 months (5.0% - 10.5%)	$2,053,662

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

June 27, 2007	By	/s/ Donald R. Scheick
Donald R. Scheick Secretary – Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm